Filed pursuant to
Rule 424(b)(3)
File No. 333-87218

PHL VARIABLE INSURANCE COMPANY

Phoenix MVA

SUPPLEMENT DATED MAY 6, 2014

TO THE

PROSPECTUS DATED APRIL 30, 2012, as previously supplemented

General Information

This supplement provides current information about PHL Variable Insurance Company (the “Company” and “we”) and the Market Value Adjusted Guaranteed Interest Account (“MVA Option”) that had been available through your variable annuity contract before May 1, 2013. As previously disclosed to you in supplements to the prospectus and Statement of Additional Information, the Company determined that certain of its previously issued financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) should no longer be relied upon and should be restated to correct errors in those financial statements (the “GAAP restatement”). The GAAP restatement is complete, however an updated prospectus for the MVA Option will not be available until the Company is current with its filings with the Securities and Exchange Commission (“SEC”).

This supplement updates or revises certain information contained in the prospectus as previously supplemented, but it is not a replacement for those disclosure materials.

Until the Company files amendments to registration statements to include updated financial information, it will continue not to issue any new SEC-registered life insurance policies or annuity contracts, but you may continue to make transactions according to the terms of your contract. Of course, as an insurance company issuing regulated investment products, our ability to continue to accept additional premiums and to process certain other investment transaction requests associated with your contract is subject to the authority of and any actions taken by our regulators, as well as the continuation of our agreements with third parties who provide services essential to your contract

GAAP Restatement

As we previously disclosed to you by prospectus supplement, we have determined that the Company’s historic audited annual financial statements included in the Company’s Annual Reports on Form 10-K filed with the SEC, which were incorporated by reference into the April 30, 2012 prospectus, and the unaudited financial statements for the periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011 included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC, prepared on the basis of GAAP, should no longer be relied upon and should be restated because of certain errors in those financial statements.

The errors that resulted in the GAAP restatement have been classified by the Company in the following major categories: actuarial finance, investments, reinsurance accounting, and cash flows and changes in classification. As a result of the errors noted above, management identified material weaknesses in our internal control over financial reporting. As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2012. Further, the Company’s President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2012. These material weaknesses have not been fully remediated as of the date of this prospectus supplement.

On April 25, 2014, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) containing audited financial statements for the years ended December 31, 2012, 2011 and 2010 and interim unaudited financial statements presented for each quarter during the fiscal years 2012 and 2011, which in each case were presented on a restated basis to the extent previously filed in a periodic report by the Company with the SEC.

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For more information on these matters that have led to the GAAP restatement and data previously reported, see Note 2 “Restatement and Amendment of Previously Reported Financial Information” and Note 18 “Supplemental Unaudited Quarterly Financial Information” to our consolidated financial statements under “Item 8 Financial Statements and Supplementary Data” in the 2012 Form 10-K. A description of material weaknesses and management’s evaluation of the Company’s disclosure controls and procedures, as well as management’s plan to remediate, is more fully described in “Item 9A:Controls and Procedures” in Part II of the 2012 Form 10-K. You may access the 2012 Form 10-K on the Company’s website at www.phoenixwm.com* under “Products/Product Prospectuses.”

As a result of the GAAP restatement, the Company has been unable to update its registration statements for products offered under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), with the Company’s required GAAP financial information and certain other required disclosures. The Company has not sold any new annuity and life insurance contracts registered with the SEC since the GAAP restatement process was announced by the Company in September 2012. Contract owners at that time, however, have been permitted to exercise rights provided by their existing contracts, including the right to make additional premium payments into these SEC-registered annuity and life insurance contracts.

As of May 1, 2013, the Market Value Adjusted Guaranteed Interest Account (“MVA Option”) was not available for any new investment. If a contract owner has cash value invested in the MVA Option and the guarantee period expires, that contract owner must reallocate the value to the then available variable investment options or the Guaranteed Interest Account (“GIA”). If the contract owner fails to make this allocation within fifteen (15) days following the end of the guarantee period, the Company will then allocate that value to the GIA and seek further allocation instructions from the contract owner. The MVA Option and the GIA are not considered to be variable investment options under the Investment Company Act.

Audited Statutory Financial Statements

The Company is required to file annual audited financial statements prepared in accordance with the Statement of Statutory Accounting Principles (“STAT”) with its applicable state insurance regulators. The Company was not able to timely file these annual audited STAT financial statements for the year ended December 31, 2012 as a result of the GAAP restatement. These regulators may take regulatory action against the Company as a result. The Company has requested and received extensions of the due date for its annual audited STAT financial statements for the year ended December 31, 2012 from its state insurance regulators where it is domesticated. The Company filed the annual audited STAT financial statements for the year ended December 31, 2012 on May 1, 2014, which did not materially vary from the unaudited STAT financial statements for the full year 2012 previously filed by the Company.

Unaudited Statutory Financial Statements

Unaudited STAT financial statements for the first, second and third quarters of 2013, and full year 2013 were filed on time with the applicable state insurance regulators and are posted on our website at www.phoenixwm.com* under “Investor Relations.” The Company advises that its annual unaudited STAT financial statements for the year ended December 31, 2013 should be relied upon as the most current assessment of the Company’s financial condition. In addition, the Company’s 2012 Annual Report on Form 10-K, which contains audited GAAP financial statements of the Company for the years ended December 31, 2012, 2011 and 2010 and interim unaudited GAAP financial statements presented for each quarter during the fiscal years 2012 and 2011, which in each case are presented on a restated basis to the extent previously filed in a periodic report by the Company with the SEC, is available and posted on our website at www.phoenixwm.com* under “Products/Product Prospectuses.”

The Company notes that its STAT financial statements are not indicative of, and are not a replacement for, its GAAP financial statements. Variances between the Company’s STAT financial statements and its GAAP financial statements are likely to be material due to the differences between STAT and GAAP accounting principles.

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Administrative Settlement with SEC on Delayed Filings

On February 12, 2014, The Phoenix Companies, Inc. (“PNX”) and the Company submitted an Offer of Settlement with the SEC pursuant to which PNX and the Company consented to the issuance of the form of an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order (the “Order”). The Order was approved by the SEC on March 21, 2014. Pursuant to the Order, PNX and the Company have been directed to cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder and Section 15(d) of the Exchange Act and Rules 15d-1 and 15d-13 thereunder. PNX was required by the Order to file its 2012 Annual Report on Form 10-K with the SEC by March 31, 2014. PNX filed its 2012 Annual Report on Form 10-K before the opening of the market on April 1, 2014. Further, pursuant to the Order, PNX was required to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “PNX Third Quarter 2012 Form 10-Q”) with the SEC on or before April 15, 2014 and the Company was required to file its 2012 Form 10-K with the SEC on or before April 15, 2014. The PNX Third Quarter 2012 Form 10-Q was filed with the SEC on April 23, 2014. The 2012 Form 10-K was filed with the SEC on April 25, 2014.

In addition, PNX and the Company agreed to perform certain undertakings, including for the Company to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 by no later than April 30, 2014 and for PNX and the Company to file their 2013 Forms 10-K by no later than June 4, 2014 and July 3, 2014, respectively. The Company filed its Quarterly Report on Form 10-Q for the period ended September 30, 2012 with the SEC on April 30, 2014. Also pursuant to the undertakings, PNX and the Company would file their 2013 Forms 10-Q after the filing of their 2013 Forms 10-K. PNX intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending June 30, 2014. The Company intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending September 30, 2014. Finally, PNX and the Company each paid a civil monetary penalty in the amount of $375,000 to the United States Treasury following the entry of the Order.

The SEC has a broad range of potential actions that may be taken against PNX and the Company for failure to comply with the undertakings noted above. Further, PNX is providing the SEC certain information and documentation regarding the GAAP restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential regulatory action.

Risk Factors Related to the GAAP Restatement

The GAAP restatement, our failure to file timely periodic reports with the SEC, our failure to file audited STAT financial statements with state insurance regulators and weaknesses in our internal control over financial reporting subject the Company to risks that it would not face in the ordinary management of its business. These risk factors include, but are not limited to: that we may fail to remediate material weaknesses in our internal control over financial reporting and other material weaknesses may be identified in the future, which would adversely affect the accuracy and timing of our financial reporting; the extraordinary processes undertaken to effect the restatement may not have been adequate to identify and correct all errors in our historical financial statements and, as a result, we may discover additional errors and our financial statements remain subject to the risk of future restatement; our failure to have current financial information available; the risk arising from a failure to comply with the filing deadlines included in the Order, including that the SEC may seek sanctions against or deregister the Company and PNX; the risk arising from the need to solicit additional consents from PNX bondholders if PNX does not file its delayed SEC filings by March 16, 2015, the extended deadline for providing these delayed SEC filings to the bond trustee for PNX’s outstanding 7.45% Quarterly Interest Bonds Due 2032; that PNX may fail to satisfy its NYSE listing requirements; the outcome of any litigation and claims as well as regulatory examinations, investigations, proceedings and orders arising out of the restatement and the failure by the Company and PNX to file SEC reports on a timely basis; possible further downgrades or withdrawals of our financial strength credit ratings, which could

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increase policy surrenders and withdrawals, adversely affect our relationships with distributors, reduce new sales, limit our ability to trade in derivatives and increase our costs of, or reduce our access to, future borrowings; the possible inability to hedge our positions due to our inability to replace hedges as a result of our credit rating; the incurrence of significant GAAP restatement-related expenses; diversion of management and other human resources attention from the operation of our business; our inability to issue any new SEC-registered product offerings for offer and sale with the SEC under the Securities Act or Investment Company Act until we have filed the delayed SEC filings and are otherwise current with our relevant SEC filing obligations; risks associated with PNX’s failure to file its delayed SEC filings and otherwise become current with its relevant SEC filing obligations; and risks associated with our failure to file certain reports with state regulatory authorities. These risk factors relate to contractual guarantees paid from the Company’s general account. They do not impact the Separate Account that funds your contract. For more information on these risk factors see “Item 1A Risk Factors” in the 2012 Form 10-K.

Contract Guarantees

Because audited GAAP financial statements for the Company for the year ended December 31, 2013 are not currently available, we remind you that any guarantee under the contract, such as interest credited to the GIA or MVA, or any guarantees provided by a rider are paid from our general account. Therefore, any amounts that we may pay under the contract as part of a guarantee are subject to our long-term ability to make such payments. The assets of the Separate Account are available to cover the liabilities of our General Account to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the contracts supported by it. Under Connecticut law, insurance companies are required to hold a specified amount of reserves in order to meet the contractual obligations of their general account to contract owners. State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that an insurer could incur as the result of its own investment of its general account assets, which could include bonds, mortgages, general real estate investments, and stocks. Useful information about the Company’s financial strength may be found on our website, www.phoenixwm.phl.com*, located under “Investor Relations.” This website location also includes the Company’s financial strength ratings assigned to us by one or more independent rating organizations, along with each such organization’s view regarding the potential future direction of the Company’s rating over an intermediate period of time.

Litigation and arbitration

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves our activities as an insurer, employer, investor, investment advisor or taxpayer.

It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular quarterly or annual periods.

SEC Cease-and-Desist Order

On February 12, 2014, PNX and the Company submitted an Offer of Settlement with the SEC pursuant to which PNX and the Company consented to the issuance of the form of an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-

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Desist Order (the “Order”). The Order was approved by the SEC on March 21, 2014. Pursuant to the Order, PNX and the Company have been directed to cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder and Section 15(d) of the Exchange Act and Rules 15d-1 and 15d-13 thereunder. PNX was required by the Order to file its 2012 Annual Report on Form 10-K with the SEC by March 31, 2014. PNX filed its 2012 Annual Report on Form 10-K before the opening of the market on April 1, 2014. Further, pursuant to the Order, PNX was required to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “PNX Third Quarter 2012 Form 10-Q”) with the SEC on or before April 15, 2014 and the Company was required to file its 2012 Form 10-K with the SEC on or before April 15, 2014. The Company filed its 2012 Form 10-K with the SEC on April 25, 2014. The PNX Third Quarter 2012 10-Q was filed with the SEC on April 23, 2014. In addition, PNX and the Company agreed to perform certain undertakings, including for the Company to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 by no later than April 30, 2014 and for PNX and the Company to file their 2013 Forms 10-K by no later than June 4, 2014 and July 3, 2014, respectively. The Company filed its Quarterly Report on Form 10-Q for the period ended September 30, 2012 with the SEC on April 30, 2014. Also pursuant to the undertakings, PNX and the Company would file their respective 2013 Forms 10-Q after the filing of their 2013 Forms 10-K. PNX intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending June 30, 2014. The Company intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending September 30, 2014. Finally, PNX and the Company each paid a civil monetary penalty in the amount of $375,000 to the United States Treasury following the entry of the Order.

The SEC has a broad range of potential actions that may be taken against PNX and the Company for failure to comply with the undertakings noted above. Further, PNX is providing the SEC certain information and documentation regarding the GAAP restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential regulatory action.

Cases Brought by Policy Investors

On June 5, 2012, Wilmington Savings Fund Society, FSB, as successor in interest to Christiana Bank & Trust Company and as trustee of 60 unnamed trusts, filed suit against PNX, Phoenix Life and PHL Variable in the United States District Court for the Central District of California; the case was later transferred to the District of Delaware (C.A. No. 13-499-RGA) by order dated March 28, 2013. After the plaintiffs twice amended their complaint, and dropped PNX as a defendant and dropped one of the plaintiff Trusts, the court issued an order on April 9, 2014 dismissing seven of the ten counts, and partially dismissing two more, with prejudice. The court dismissed claims alleging that Phoenix Life and PHLVariable committed RICO violations and fraud by continuing to collect premiums while concealing an intent to later deny death claims. The claims that remain in the case seek a declaration that the policies at issue are valid, and damages relating to cost of insurance increases. We believe we have meritorious defenses against this lawsuit and we intend to vigorously defend against these claims. The outcome of this litigation and any potential losses are uncertain.

On August 2, 2012, Lima LS PLC filed a complaint against PNX, Phoenix Life, PHL Variable, James D. Wehr, Philip K. Polkinghorn, Edward W. Cassidy, Dona D. Young and other unnamed defendants in the United States District Court for the District of Connecticut (Case No. CV12-01122). On July 1, 2013, the defendants’ motion to dismiss the complaint was granted in part and denied in part. Thereafter, on July 31, 2013, the plaintiff served an amended complaint against the same defendants, with the exception that Mr. Cassidy was dropped as a defendant. The plaintiffs allege that Phoenix Life promoted certain policy sales knowing that the policies would ultimately be owned by investors and then challenging the validity of these policies or denying claims submitted on these policies. Plaintiffs are seeking damages, including punitive and treble damages, attorneys’ fees and a declaratory judgment. We believe we have meritorious defenses against this lawsuit and we intend to vigorously defend against these claims. The outcome of this litigation and any potential losses are uncertain.

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Cost of Insurance Cases

By order dated July 12, 2013, two separate classes were certified in an action pending in the United States District Court for the Southern District of New York (C.A. No. 1:11-cv-08405-CM-JCF (U.S. Dist. Ct; S.D.N.Y.)) brought by Martin Fleisher and another plaintiff (the “Fleisher Litigation”), on behalf of themselves and others similarly situated, against Phoenix Life. The complaint in the Fleisher Litigation, filed on November 8, 2011, challenges two COI rate adjustments implemented by Phoenix Life, which Phoenix Life maintains were based on policy language permitting such adjustments. The complaint seeks damages for breach of contract. The classes certified in the court’s July 12, 2013 order are limited to holders of Phoenix Life policies issued in New York and subject to New York law.

The Company, a subsidiary of Phoenix Life, has been named as a defendant in four actions challenging its COI rate adjustments implemented concurrently with the Phoenix Life adjustments. These four cases, which are not styled as class actions, have been brought against the Company by (1) Tiger Capital LLC (C.A. No. 1:12-cv-02939-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed on March 14, 2012; the “Tiger Capital Litigation”) and (2-4) U.S. Bank National Association, as securities intermediary for Lima Acquisition LP ((2: C.A. No. 1:12-cv-06811-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed on November 16, 2011; 3: C.A. No. 1:13-cv-01580-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed on March 8, 2013; collectively, the “U.S. Bank N.Y. Litigations”)); and 4: C.A. No. 1:13-cv-00368-GMS; U.S. Dist. Ct; D. Del., complaint filed on March 6, 2013; the “Delaware Litigation”). The Tiger Capital Litigation and the two U.S. Bank N.Y. Litigations have been assigned to the same judge as the Fleisher Litigation, and discovery in these four actions is being coordinated by the court; the Delaware Litigation is proceeding separately and by order dated April 22, 2014 was transferred to the U.S. District Court for the District of Connecticut. The plaintiffs seek damages and attorneys’ fees for breach of contract and other common law and statutory claims.

Complaints to state insurance departments regarding the Company’s COI rate adjustments have also prompted regulatory inquiries or investigations in several states, with two of such states (California and Wisconsin) issuing letters directing the Company to take remedial action in response to complaints by a single policyholder. The Company disagrees with both states’ positions and, on April 30, 2013, Wisconsin commenced an administrative hearing to obtain a formal ruling on its position, which is pending. (OCI Case No. 13-C35362).

The Company and Phoenix Life believe that they have meritorious defenses against all of these lawsuits and regulatory directives and intend to vigorously defend against them. The outcome of these matters is uncertain and any potential losses cannot be reasonably estimated.

Notice of Claim from Reinsurer

On June 6, 2012, one of the reinsurers of the Company provided notice of a claim, seeking relief under two treaties. This matter was settled effective July 1, 2013 and was resolved without material impact on the financial results of the Company.

Regulatory matters

State regulatory bodies, the SEC, the Financial Industry Regulatory Authority, the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things, our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. Further, PNX is providing to the SEC certain information and documentation regarding the restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential further regulatory action. We cannot predict the outcome of any of such investigations or actions related to these or other matters.

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Regulatory actions may be difficult to assess or quantify. The nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our financial statements in particular quarterly or annual periods.

State Insurance Department Examinations

During 2012 and 2013, the Connecticut Insurance Department conducted its routine financial examination of the Company and two other Connecticut-domiciled insurance affiliates. A report from the Connecticut Insurance Department is expected in 2014.

In 2013, the Connecticut Insurance Department commenced a market conduct examination of the Company and two other Connecticut-domiciled insurance affiliates. The report from this examination will also be available in 2014.

Unclaimed Property Inquiries

In late 2012, PNX and the Company and their affiliates received separate notices from Unclaimed Property Clearing House (“UPCH”) and Kelmar Associates, LLC (“Kelmar”) that UPCH and Kelmar had been authorized by the unclaimed property administrators in certain states to conduct unclaimed property audits. The audits began in 2013 and are being conducted on the PNX enterprise with a focus on death benefit payments; however, all amounts owed by any aspect of the PNX enterprise are also a focus. This includes any payments to vendors, brokers, former employees and shareholders. UPCH represents thirty-three states and the District of Columbia and Kelmar represents six states.

We encourage you to contact us at 1-800-541-0171 if you have any questions about making transactions under your contract.

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This supplement should be retained with the Prospectus and Supplements dated September 20, 2012, November 16, 2012, March 6, 2013, as revised March 20, 2013, April 30, 2013, July 3, 2013, August 20, 2013, November 21, 2013, February 11, 2014 and March 13, 2014 for future reference. If you have any questions, please contact us at 1-800-541-0171.

This supplement has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend for these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to, or representing management’s beliefs about, future events, transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and in accordance with the administrative order entered by the SEC with respect to the Company and PNX, and otherwise in accordance with law, the outcome of litigation and claims as well as regulatory examinations, investigations, proceedings and orders arising out of the GAAP restatement and the failure by the Company and PNX to file SEC reports on a timely basis, potential penalties that may result from failure to timely file statutory financial statements with state insurance regulators and failure to comply with the Order. Such forward-

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looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to resume a timely filing schedule with respect to our SEC filings is subject to a number of contingencies, including but not limited to, whether existing systems and processes can be timely updated, supplemented or replaced, and whether additional filings may be necessary in connection with the GAAP restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC. Certain other factors which may impact our business, financial condition or results of operations or which may cause actual results to differ from such forward-looking statements are discussed or included in our reports filed with the SEC and are available on our website at www.phoenixwm.com* under “Products/Product Prospectuses.” You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this discussion, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this discussion, such statements or disclosures will be deemed to modify or supersede such statements in this discussion.

*	This is intended as an inactive textual reference only.

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